UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Pulse Electronics Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74586W106
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74586W106	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM PE Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,420,810(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,420,810(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,420,810(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the direct owner of 23,420,810 shares of the Issuer’s Common Stock (as defined herein).
(2)
Calculations of percentage beneficial ownership are based upon an aggregate of 23,420,810 shares of the Issuer's Common Stock outstanding as of April 13, 2015 upon closing of the Merger as disclosed in the Merger Agreement (as defined below).

CUSIP No. 74586W106	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,420,810*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,420,810*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,420,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of OCM PE Holdings, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,420,810*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,420,810*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,420,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,420,810*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,420,810*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,420,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,420,810*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,420,810*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,420,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 74586W106	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,420,810*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,420,810*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,420,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No. 74586W106	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,420,810*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,420,810*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,420,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,420,810*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,420,810*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,420,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

CUSIP No. 74586W106	SCHEDULE 13D	Page 10 of 14

Item 1.	Security and Issuer

This Amendment Number 3 to the statement on Schedule 13D dated November 7, 2012 (as amended by the amendments on Schedule 13D/A dated February 21, 2014 and March 3, 2015, this “Schedule 13D/A”) relates to 23,420,810 shares of common stock, par value $0.125 per share (“Common Stock”), of Pulse Electronics Corporation, a Pennsylvania corporation (the “Issuer”), beneficially owned by OCM PE Holdings, L.P., Oaktree Fund GP, LLC, Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Group, LLC and Oaktree Capital Group Holdings GP, LLC (collectively, the “Reporting Persons,” and each individually, a “Reporting Person”).  The address of the principal executive office of the Issuer is 12220 World Trade Drive, San Diego, CA 92128.

Calculations of percentage beneficial ownership are based upon an aggregate of 23,420,810 shares of the Issuer's Common Stock outstanding as of April 13, 2015 upon closing of the Merger as disclosed in the Merger Agreement.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

Item 4 is amended by appending the following text:

On April 13, 2015 the Merger closed pursuant to the terms of the Merger Agreement and as a result: (i) the 65,855 Warrants owned by OCM PE were cancelled and retired, (ii) OCM PE’s interest in the Loan was converted into 11,355,370 shares of Common Stock, (iii) Merger Sub executed a short-form merger with and into the Issuer, with the Issuer continuing as the surviving corporation and (iv) each outstanding share of Common Stock (other than shares held by OCM PE or its affiliates) was cancelled and ceased to exist, with holders ceasing to have any rights with respect thereto except either (A) the right to receive cash in an amount equal to $1.50 per share, without interest, or (B) for those shares as to which the holder has exercised statutory dissenter’s rights under the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), the rights as are granted by Subchapter D of Chapter 15 of the PBCL.

The Reporting Persons received the Common Stock pursuant to the transactions described above, and, as of the date hereof, beneficially own 100.0% of the outstanding shares of the Issuer’s Common Stock.

The Issuer, OCM PE and Merger Sub filed a Schedule 13e-3 on March 6, 2015, and amendments thereto on April 3 and April 8, 2015, describing matters relating to the transactions referred to above, and may file additional amendments to such Schedule 13e-3. The Reporting Persons anticipate that the Issuer will file a Form 15 with the Securities and Exchange Commission suspending all reporting obligations of the Issuer with respect to the Securities Exchange Act of 1934, as amended, after which time the Common Stock will no longer be publicly traded on the over-the-counter markets.

CUSIP No. 74586W106	SCHEDULE 13D	Page 11 of 14

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D/A is incorporated herein by reference.

(c)  There have been no transactions effected during the past sixty days by the Reporting Persons in the Issuer’s Common Stock or other form of beneficial ownership of Issuer’s Common Stock other than the entering into the Merger Agreement by the parties thereto.

(d)  Not applicable

(e)  Not applicable

CUSIP No. 74586W106	SCHEDULE 13D	Page 12 of 14

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in the disclosure of Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule 13D/A:

Exhibit 1
A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on November 12, 2012).

Exhibit 3
Investment Agreement, dated as of November 7, 2012, by and among Pulse Electronics Corporation, Technitrol Delaware, Inc., Pulse Electronics (Singapore) Pte Ltd, Oaktree Opportunities Fund VIIIb Delaware, L.P., Oaktree Value Opportunities Fund Holdings, L.P. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 10.37 to the Current Report on Form 8-K filed by the Issuer on November 15, 2012), Amendment No. 2 thereto, dated as of April 15, 2013 (incorporated by reference to Exhibit 10.37(2) to the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2013), and Amendment No. 3 thereto, dated as of February 21, 2014 (incorporated by reference to Exhibit 10.37(3) to the Current Report on Form 8-K filed by the Issuer on February 21, 2014).

Exhibit 4
Contribution Agreement, dated as of November 15, 2012, by and among Oaktree Opportunities Fund VIIIb Delaware, L.P., Oaktree Value Opportunities Fund Holdings, L.P. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons on November 21, 2012).

Exhibit 5
Registration Rights Agreement, dated as of November 19, 2012, by and among Pulse Electronics Corporation, Technitrol Delaware, Inc. and OCM PE Holdings, L.P. (incorporated by reference to Exhibit 5 to Schedule 13D filed by the Reporting Persons on November 21, 2012).

Exhibit 6
Amendment to Amended and Restated Articles of Incorporation of Pulse Electronics Corporation, dated February 21, 2014 (incorporated by reference to Exhibit 3.1(2) to the Current Report on Form 8-K filed by the Issuer on February 21, 2014).

Exhibit 7
Investment Agreement and Agreement and Plan of Merger, by and among Pulse Electronics Corporation, OCM PE Holdings, L.P. and OCM PE Merger Sub, Inc., dated as of February 28, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 2, 2015).

CUSIP No. 74586W106	SCHEDULE 13D	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of April 14, 2015.

OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

CUSIP No. 74586W106	SCHEDULE 13D	Page 14 of 14

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President